[XANTHUS FUND, L.L.C. LETTERHEAD]

January 10, 2000

Dear Member:

Xanthus Fund, L.L.C. (the "Company") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

In the event that you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your CIBC Oppenheimer brokerage account .

The contingent portion of the repurchased interest is valued based on the unaudited net asset value of the Company as of December 31, 1999, and is subject to year end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion will be paid (subject to audit adjustment) within 10 calendar days following the conclusion of the 1999 year-end audit, according to the terms of the tender offer. We expect the audit to be completed by the end of February, 2000. This investment will no longer appear on your CIBC Oppenheimer monthly statement, beginning with your February statement. However, the contingent portion owed to you will appear on your month end statement as a promissory note.

Should you have any questions, please feel free to contact PFPC Inc., our Administrator, at 1-888-520-3280.


Sincerely,


/s/ RENE PARADIS
   --------------------------------------
    Rene Paradis
    for CIBC Oppenheimer Advisers, L.L.C.


Enclosure